Exhibit 99.1

February 25, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department
Telephone number:	+81 (0)3 3829 3210

Notice on Distributions from Surplus

Pepper Food Service Co., Ltd. (the “Company”) hereby issues notice that the Board of Directors has decided at a meeting held on February 25, 2019, to submit the following proposal on the distribution of surplus to the shareholders at the annual shareholders’ meeting scheduled for March 28, 2019, with the base date for the said distribution being December 31, 2018.

1.	Details of Distributions

	Finalized amount	Most recent forecast (July 30, 2018)	Results for prev. FY (FY ended December 2017)
Base date	December 31, 2018	As to the left	December 31, 2017
Dividend per share	15.00 yen	As to the left	15.00 yen
Amount paid in dividends	312 million yen	—	309 million yen
Effective date	March 29, 2019	—	March 30, 2018
Source of dividends	Retained earnings	—	Retained earnings

2.	Reasons

The Company’s basic policy is to distribute profits to shareholders once we have made an overall judgment of the Company’s financial circumstances, business performance, and other general management matters, having secured internal reserves in preparation for the future development of our business operations.

Despite the fact that we regrettably posted a net loss for the fiscal year ended December 2018, we have maintained a stable year-end dividend of 15.00 yen per share as per the dividend forecast announced on July 30, 2018.

  (Ref) Trends in Annual Dividends

Base date	Dividend per share
	Interim dividend (end 2Q)	Year-end dividend	Total
Current FY	15.00 yen	15.00 yen	30.00 yen
Results for Prev. Year (FY ended December 2017)	20.00 yen (Translates to 10.00 yen after the stock split)	15.00 yen	— (Translates to 25.00 yen after the stock split)

(Notes) 1. On September 1, 2017, the Company conducted a stock split, whereby one share of common stock was split into two shares; however, all dividends are listed using real values.

             2. Figures for the fiscal year ended December 2017 include 10 yen in the interim dividend (end 2Q) to celebrate listing on the TSE Second Section (translated to a pre-split value of 5 yen) and 10 yen in the year-end dividend to celebrate listing on the TSE First Section.

End